SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Amendment No. 1*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Flagstone Reinsurance Holdings, S.A.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

L3466T104

(CUSIP Number)

Robert F. Kuzloski, Esq.
Executive Vice President & General Counsel
Validus Holdings, Ltd.
29 Richmond Road
Pembroke, HM 08 Bermuda
(441) 278-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2012

(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons.
Validus Holdings, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D (the “Schedule 13D”) filed on September 5, 2012 by Validus Holdings, Ltd. (“Validus”), relating to the shares, par value $0.01 per share (the “Flagstone Shares”), of Flagstone Reinsurance Holdings, S.A. (“Flagstone”). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

The Voting Agreements entered into by Validus and the shareholder parties listed on Schedule I attached hereto have been terminated in accordance with their respective terms. Accordingly, Validus can no longer be deemed the beneficial owner of any Flagstone Shares. This Amendment is Validus’ final amendment to the Schedule 13D and is an exit filing.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

          On November 30, 2012, pursuant to the Merger Agreement, the parties to the Merger Agreement consummated the Mergers. As a result of the Mergers, each outstanding Flagstone Share was converted into the right to receive the Merger Consideration.

          Each of the Voting Agreements terminated at the closing of the Mergers in accordance with their terms.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented as follows:

          Validus may be deemed to be the beneficial owner of, and to have shared voting power with respect to, 0 Flagstone Shares. Pursuant to the transactions described in Item 4, Validus ceased to be a beneficial owner of more than five percent of the Flagstone Shares on November 30, 2012.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

          Each of the Voting Agreements terminated at the closing of the Mergers in accordance with their terms.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: November 30, 2012

VALIDUS HOLDINGS, LTD.

By:	/s/ Robert F. Kuzloski
	Name:	Robert F. Kuzloski
	Title:	Executive Vice President & General Counsel

Schedule I

Shareholders of the Issuer Party to Voting Agreements

Lightyear Fund II (Cayman), L.P.

Lightyear Co-Invest Partnership II (Cayman), L.P.

Lightyear Capital II, LLC

Lightyear Capital LLC

Trilantic Capital Partners III L.P.

Trilantic Capital Partners Fund (B) III L.P.

Trilantic Capital Partners Fund III L.P.

TCP Capital Partners V L.P.

Trilantic Capital Partners Fund III Onshore Rollover L.P.